LEAD INVESTOR



James Bronner James Bronner - Serial Entrepreneur

I love the mission of Qube Money, it gives individuals and families control over their finances. My wife and I authored a book on marriage, we also teach seminars and counsel couples. The research shows money is the #1 cause of divorce. Qube Money is the best solution I have seen to help people manage their money. I even took the time to create a chart highlighting the benefits of their solution above any others: themarriagechallenge.com/budgeting/ My wife and I have 7 children so we have to operate on a budget. Qube Money is the first system that personally worked for our family in this digital age. I can't think of a better investment than investing in the thing that allows us to have more money.

Invested $100,000 this round

Learn about Lead Investors